15048047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015

SEC FILE NUMBER
8- 68884

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/13 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structura Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 North Old Woodward Ave, Suite 303
(No. and Street)

Birmingham	MI	48304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Price (248) 792 2602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27725 Stansbury Blvd, Suite 210	Farmington Hills	MI	48334
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Christopher Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Structura Group, Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY MCENANEY
Notary Public - Notary Seal
State of Missouri
Commissioned for Platte County
My Commission Expires: April 20, 2017
Commission Number: 13698380

Notary Public

Signature

Principal, Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRUCTURA GROUP, LTD.

FINANCIAL STATEMENTS

Year ended December 31, 2014

STRUCTURA GROUP, LTD.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of
Structura Group, Ltd.

We have audited the accompanying financial statements of Structura Group, Ltd. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and retained earnings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Structura Group, Ltd.'s management is responsible for these financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United Stated). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Structura Group Ltd.'s as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Structura Group Ltd.'s financial statements. The supplementary information is the responsibility of Structura Group Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including is form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

Farmington Hills, Michigan
February 27, 2015

Structura Group, Ltd.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
CURRENT ASSETS		
Cash	$	76,760
Prepaid expenses		6,608
TOTAL CURRENT ASSETS		83,368
PROPERTY AND EQUIPMENT		
Computer equipment		4,247
Furniture and fixtures		19,543
Office electronics		4,867
		28,657
Less accumulated depreciation		(10,047)
		18,610
OTHER ASSETS		18,320
TOTAL ASSETS	$	120,298
LIABILITIES AND STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY		
Common Stock	$	-
Retained Earnings		120,298
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	120,298

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF INCOME AND RETAINED EARNINGS
December 31, 2014

SALES	$	-
OPERATING EXPENSES		99,358
NET LOSS		(99,358)
BEGINNING RETAINED EARNINGS		219,656
ENDING RETAINED EARNINGS	$	120,298

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CASH FLOWS
December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(99,358)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		2,866
(Increase) decrease in:		
Prepaid expenses		4,043
Other Assets		(13,126)
NET CASH USED IN OPERATING ACTIVITIES		(105,575)
NET CASH DECREASE FOR PERIOD		(105,575)
CASH AT BEGINNING OF PERIOD		182,335
CASH AT END OF PERIOD	$	76,760

See notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Birmingham, Michigan regulated and registered by the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and engaged in non-securities related mergers and acquisitions of businesses, specifically:

A. Mergers and acquisition advisory services.

B. Structuring private securities offerings and the sale of private placement securities as part of primary offerings. The firm operates pursuant to Sec Rule 15(c) 3-3(k)92) (i) under the customer protection rule and does not hold customer funds or safe keep customer securities. The Company does not hold any client money in its bank accounts or in escrow.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Revenue Recognition

No revenue was recorded during the year ended December 31, 2014 however the Company has in the past received commissions and consulting fees as compensation for its mergers and acquisition advisory services and placement of private securities offerings. Commission and consulting fee revenues and related expenses are recorded as earned.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Tax

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the provisions of Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). As a result the Company applies a more-likely-than not recognition threshold for all tax uncertainties. Generally accepted accounting principles only allow the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. The Company's management has reviewed the Company's tax positions and determined there were no outstanding, or retroactive tax positions that would not be sustained upon examination by the taxing authorities, therefore the implementation of this standard has not had a material effect on the Company. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

The U.S. Federal and State of Michigan income tax returns prior to 2011 are closed under the 3 year statute of limitations and no federal or state income tax returns are currently under examination by the Internal Revenue Service.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Office Electronics	10 Years
Computer and Software	10 Years
Furniture and Fixtures	10 Years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 3 - CAPITAL STOCK

The Company has Authorized 60,000 shares at no par value.

The Company has 1,000 shares issued and outstanding as of December 31, 2014.

NOTE 4 - LEASING ARRANGEMENTS

The Company, as of December 31, 2014, has a lease with an unrelated party with a 3 year term that commenced April 1, 2011. The option to renew this lease for 3 years through March 31, 2017 has been exercised. Payments in the current year totaled $ 34,736 for this space. Minimum future rental payments under this lease are as follows:

December 31, 2015	$35,583
December 31, 2016	$36,260
December 31, 2017	$9,108
Total Minimum payments required	$80,951

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness but not less than $5,000 and that the ratios of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31, 2014 the Company had net capital as defined of approximately $76,760 which was approximately $71,760 in excess of its minimum required net capital of $5,000 at December 31, 2014. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2014.

NOTE 6 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2014 through February 27, 2015 the date the financial statements were available to be issued.

Structura Group, Ltd.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2014

NET CAPITAL		
Total Equity Qualified for Net Capital	$	120,298
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets:		
Furniture/Fixture/Equipment		(18,610)
Deposit		(5,194)
Prepaid Expenses		(6,608)
Other Asset		(13,126)
TOTAL NON-ALLOWABLE ASSETS		(43,538)
NET CAPITAL BEFORE HAIRCUTS		76,760
HAIRCUTS		0
NET CAPITAL		76,760
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	71,760

Note: There are no material differences between the audited computation of Net Capital above and the corresponding schedule included in Structura Group Ltd.'s unaudited December 31, 2014 Part II A, Focus Filing.

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Board of Directors and Shareholders of
Structura Group Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Structura Group, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Structura Group, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3 Section (k)(2)(i) (the "exemption provisions") and (2) Structura Group Ltd. stated that Structura Group Ltd. met the identified provisions throughout the most recent fiscal year without exception. Structura Group Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Structura Group Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Farmington Hills, Michigan
February 27, 2015

Structura Investment Banking Group

Structura Group, Ltd.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Structura Group, Ltd. is a broker/dealer registered with the SEC and FINRA.
- Structura Group, Ltd. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014
- Structura Group, Ltd. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates any financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

- Structura Group, Ltd. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Structura Group, Ltd. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2014.

The above statement is true and correct to the best of my and the Firm's knowledge and belief.

Signed: Chris Price
Christopher Price, Principal

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Structura Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Structura Group Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Structura Group Ltd.'s compliance with the applicable instructions of Form SIPC-7. Structura Group Ltd.'s management is responsible for Structura Group Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Stockholders
Structura Group, Ltd.
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

UHY LLP

Farmington Hills, Michigan
February 27, 2015